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                                  SCHEDULE 13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)

                              (AMENDMENT NO. ____)*

                             1-800 Flowers.com, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    68243Q106
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [__] Rule 13d-1(b)

      [__] Rule 13d-1(c)

      [ X] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

________________________________________________________________________________
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
          13-337-6808
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                           4,065,022
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                         4,065,022
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,065,022

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     15.4%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

                                       CO

________________________________________________________________________________


SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

          (a)  NAME OF ISSUER:

               1-800 Flowers.com, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1600 Stewart Avenue
               Westbury, NY  15590

ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (SBIC), LLC

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (e)  CUSIP NUMBER:

               68243Q106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               4,065,022

          (b)  PERCENT OF CLASS:

               15.4% (as of December 31, 2000)


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106


          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)   4,065,022
               (ii)  Not applicable.
               (iii) 4,065,022
               (iv)  Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

J.P. MORGAN PARTNERS (SBIC), LLC


By: /s/ JEFFREY C. WALKER
    -------------------------
    Name:  Jeffrey C. Walker
    Title: President


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

                                  EXHIBIT 2(a)

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

          JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners
(BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

          JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                       Jeffrey C. Walker*
Executive Vice President                        Mitchell J. Blutt, M.D.*
Executive Vice President                        Arnold L. Chavkin*
Executive Vice President                        John M.B. O'Connor*
Managing Director                               John R. Baron*
Managing Director                               Christopher C. Behrens*
Managing Director                               David S. Britts*
Managing Director                               Rodney A. Ferguson*
Managing Director                               David Gilbert*
Managing Director                               Evan Graf*
Managing Director                               Eric A. Green*
Managing Director                               Michael R. Hannon*
Managing Director                               Donald J. Hofmann, Jr.*
Managing Director                               W. Brett Ingersoll*
Managing Director                               Alfredo Irigoin*
Managing Director                               Andrew Kahn*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Jonathan Meggs*
Managing Director                               Thomas G. Mendell*
Managing Director                               Stephen P. Murray*
Managing Director                               Joao Neiva de Figueiredo, Ph.D.*
Managing Director                               Timothy Purcell*
Managing Director                               Thomas Quinn*
Managing Director                               Peter Reilly*
Managing Director                               Robert R. Ruggiero, Jr.*
Managing Director                               Susan L. Segal*
Managing Director                               Kelly Shackelford*
Managing Director                               Shahan D. Soghikian*
Managing Director                               Georg Stratenwerth*
Managing Director                               Lindsay Stuart*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Charles R. Walker*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr.*
Managing Director                               Damion E. Wicker, M.D.*
Managing Director                               Eric R. Wilkinson*
Senior Vice President                           Marcia Bateson*
Vice President and Treasurer                    Elisa R. Stein*
Secretary                                       Anthony J. Horan**
Assistant Secretary                             Robert C. Caroll**
Assistant Secretary                             Denise G. Connors**

----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

                                  DIRECTORS(1)
                               Jeffrey C. Walker*



----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                   William B. Harris**
President                                 Jeffrey C. Walker*
Executive Vice President                  Mitchell J. Blutt, M.D.*
Executive Vice President                  Arnold L. Chavkin*
Executive Vice President                  John M.B. O'Connor*
Managing Director                         John R. Baron*
Managing Director                         Christopher C. Behrens*
Managing Director                         David S. Britts*
Managing Director                         Rodney A. Ferguson*
Managing Director                         David Gilbert*
Managing Director                         Evan Graf*
Managing Director                         Eric A. Green*
Managing Director                         Michael R. Hannon*
Managing Director                         Donald J. Hofmann, Jr.*
Managing Director                         Alfredo Irigoin*
Managing Director                         W. Brett Ingersoll*
Managing Director                         Andrew Kahn*
Managing Director                         Jonathan R. Lynch*
Managing Director                         Jonathan Meggs*
Managing Director                         Thomas G. Mendell*
Managing Director                         Stephen P. Murray*
Managing Director                         Joao Neiva de Figueiredo, Ph.D.*
Managing Director                         Timothy Purcell*
Managing Director                         Thomas Quinn*
Managing Director                         Peter Reilly*
Managing Director                         Robert R. Ruggiero, Jr.*
Managing Director                         Susan L. Segal*
Managing Director                         Shahan D. Soghikian*
Managing Director                         Georg Stratenwerth*
Managing Director                         Lindsay Stuart*
Managing Director                         Patrick J. Sullivan*
Managing Director                         Kelly Shackelford*
Managing Director                         Charles R. Walker*
Managing Director                         Timothy J. Walsh*
Managing Director                         Richard D. Waters, Jr.*
Managing Director                         Damion E. Wicker, M.D.*
Managing Director                         Eric R. Wilkinson*
Senior Vice President                     Marcia Bateson*
Vice President and Treasurer              Elisa R. Stein*
Secretary                                 Anthony J. Horan**
Assistant Secretary                       Robert C. Carroll**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

Assistant Secretary            Denise G. Connors**

                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Vice Chairman                                           Walter A. Gubert*
Director of Human Resources                             John J. Farrell*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr.*
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)

                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                    Chairman of the Board
                                     Chief Executive Officer
                                     Deere & Company
                                     One John Deere Place
                                     Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                    Chairman and Chief Executive Officer
                                     Bechtel Group, Inc.
                                     P.O. Box 193965
                                     San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.               President and Chief Executive Officer
                                     The Hearst Corporation
                                     959 Eighth Avenue
                                     New York, New York  10019
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers.com, Inc.                            CUSIP NO.: 68243Q106



                                  DIRECTORS(1)

                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                         BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy          Chairman of the Board
                             Honeywell International
                             P.O. Box 3000
                             Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns             Chairman of the Board and
                             Chief Executive Officer
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller           Co-Chairman
                             BP Amoco p.l.c.
                             1111 Warrenville Road, Suite 25
                             Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter              President
                             American Museum of Natural History
                             Central Park West at 79th Street
                             New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III         President and Chief Executive Officer
                             The College Fund/UNCF
                             9860 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.     President and Chief Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan             Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue - Room 29-72
                             New York, New York  10022
--------------------------------------------------------------------------------
Lee R. Raymond               Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             5959 Las Colinas Boulevard
                             Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford             Chairman, President and Chief Executive Officer
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward                Former Chairman of Board and
                               Chief Executive Officer of Maytag
                             13338 Lakeshore Drive
                             Clive, Iowa  50325
--------------------------------------------------------------------------------
Douglas A. Warner III        Chairman of the Board
                             J.P. Morgan Chase & Co.
                             270 Park Avenue
                             New York, New York  10017
--------------------------------------------------------------------------------
Marina v.N. Whitman          Professor of Business Administration
                               and Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 12 of 12 pages